Corporate Headquarters

9555 Maroon Circle

Englewood, CO USA

T 303 200 2000

F 303 200 3333

www.csgi.com

March 7, 2013

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20449

Re:	Notice of Disclosure Filed in Exchange Act Annual Report Under
Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012
And Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that CSG Systems International, Inc. has made disclosure pursuant to such provisions in its Annual Report on Form 10-K for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 7, 2013. This disclosure can be found beginning on page 6 of the Annual Report on Form 10-K and is incorporated by reference herein.

Respectively submitted,

CSG SYSTEMS INTERNATIONAL, INC.

By:	/s/ Joseph T. Ruble
Joseph T. Ruble
Executive Vice President, General Counsel,
Corporate Secretary and Chief Administrative Officer